NEW CENTURY PORTFOLIOS
40 William Street, Suite 100
Wellesley, MA  02481
(888) 639 - 0102

February 23, 2010

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Re:      New Century Portfolios
SEC File Nos. 33-24041/811-5646

Ladies and Gentlemen:

On behalf of New Century Portfolios (the “Trust”) and Weston Securities Corporation (the “Principal Underwriter”) thereof, we hereby respectfully request that the effective date of Post-Effective Amendment Nos. 29 (“PEA No. 29”) and 30 (“PEA No. 30”) to the Trust’s Registration Statement on Form N-1A, be accelerated to, March 1, 2010 pursuant to Rule 461 under the Securities Act of 1933, as amended.  PEA No. 29 was filed with the U.S. Securities and Exchange Commission on January 21, 2010.  PEA No. 30 will be filed with the U.S. Securities and Exchange Commission on or before March 1, 2010.

Very truly yours,

NEW CENTURY PORTFOLIOS	WESTON SECURITIES CORPORATION
(the Registrant)	(the Principal Underwriter for the Registrant’s
Shares of Beneficial Interest)

/s/ Wayne M. Grzecki	/s/ Wayne M. Grzecki
Name: Wayne M. Grzecki	Name: Wayne M. Grzecki
Title: President	Title: President

cc: Steven M. Felsenstein
Richard M. Cutshall